Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)(Unaudited)

	As at	As at
	December 31,	June 30,
	2021	2021
		Restated
		(Note 2)

Assets

Current Assets
Cash	$103,886,878	$108,380,802
Amounts receivable and prepaid	667,469	198,732
Carbon credit inventory (Note 4)	1,645,265	-

	106,199,612	108,579,534
Non-Current Assets
Carbon credit streaming investments (Note 5)	26,746,529	500,000
Other strategic assets (Note 6)	35,059,706	-

Total Assets	$168,005,847	$109,079,534

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	$2,216,030	$1,037,164
Warrant liabilities (Note 7)	104,282,769	-

Total Liabilities	106,498,799	1,037,164

Shareholders’ Equity
Share capital (Note 8(b))	191,088,097	51,705,862
Special warrant subscriptions (Note 8(c))	-	71,511,660
Share-based payment reserve	4,185,727	3,200,033
Deficit	(133,766,776)	(18,375,185)

Total Shareholders’ Equity	61,507,048	108,042,370

Total Liabilities and Shareholders’ Equity	$168,005,847	$109,079,534

Nature of operations (Note 1)

Commitments (Note 13)

Subsequent event (Note 14)

The accompanying notes are an integral part of these Interim Financial Statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Net and Comprehensive Loss

(Expressed in United States Dollars)(Unaudited)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
		Restated		Restated
		(Note 2)		(Note 2)

Revenue
Sale of carbon credits (Note 4)	$145,000	$-	$145,000	$-
Cost of carbon credits sold	(125,000)	-	(125,000)	-

Gross profit	20,000	-	20,000	-

Expenses
Amortization (Note 6)	888,691	-	888,691	-
Consulting fees	149,117	408,143	522,745	410,160
Unrealized foreign exchange (gain) loss	(148,270)	-	593,173	-
Marketing	314,223	-	561,007	-
Office and general	262,507	2,074	548,833	4,008
Professional fees	173,379	20,700	237,314	31,689
Regulatory fees	161,119	4,599	379,580	10,733
Salaries and fees	3,835,339	-	4,414,759	-
Share based compensation (Note 10)	794,193	-	1,030,635	-

Loss before other items	(6,410,298)	(435,516)	(9,156,737)	(456,590)

Other items
Revaluation of warrant liabilities (Note 7)	(40,938,074)	-	(81,443,779)	-

Net and Comprehensive Loss for the Period	$(47,348,372)	$(435,516)	$(90,600,516)	$(456,590)

Basic and Diluted Loss per Share	$(1.38)	$(0.14)	$(3.14)	$(0.15)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	34,279,569	3,108,225	28,885,300	3,051,703

The accompanying notes are an integral part of these Interim Financial Statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)(Unaudited)

	Six Months Ended
	December 31,
	2021	2020
		Restated
		(Note 2)

Operating Activities
Net loss for the period	$(90,600,516)	$(456,590)
Items not affecting cash
Unrealized foreign exchange loss	728,613	-
Amortization	888,691	-
Share based compensation	1,030,635	-
Revaluation of warrant liabilities	81,443,779	-
Changes in non-cash working capital items
Amounts receivable and prepaid	(468,737)	(600)
Carbon credit inventory	(1,645,265)	-
Accounts payable and accrued liabilities	1,178,866	426,045

Net Cash Used in Operating Activities	(7,443,934)	(31,145)

Investing Activities
Carbon credit streaming investments	(26,246,529)	-
Purchase of other strategic assets	(4,400,750)	-

Net Cash Used in Investing Activities	(30,647,279)	-

Financing Activities
Common shares issued for cash, net of costs (Note 8(b))	-	195,659
Common shares issued on exercise of warrants and options (Note 8(b))	1,335,286	-
Subscription receipts	-	621,268
Special warrants subscriptions (Note 8(c))	32,990,616	-

Net Cash Provided by Financing Activities	34,325,902	816,927

Effect of foreign exchange on cash	(728,613)	-
Net change in Cash	(3,765,311)	785,782
Cash, Beginning of Period	108,380,802	250,284

Cash, End of Period	$103,886,878	$1,036,066

Supplemental Information

Income taxes paid	$-	$-
Interest paid (received)	$-	$-
Common shares issued for other strategic assets	$31,547,647	$-

The accompanying notes are an integral part of these Interim Financial Statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)(Unaudited)

	Share Capital		Subscriptions	Share-based payment
	Number	Amount	received	reserve	Deficit	Total
Balance, June 30, 2020 (Restated Note 2)	2,995,127	$11,740,783	$-	$1,521,210	$(13,115,696)	$146,297
Shares issued for cash, net of costs (Note 8(b))	970,000	195,659	-	-	-	195,659
Subscriptions received	-	-	621,268	-	-	621,268
Net loss for the period	-	-	-	-	(456,590)	(456,590)

Balance, December 31, 2020 (Restated Note 2)	3,965,127	$11,936,442	$621,268	$1,521,210	$(13,572,286)	$506,634

Balance, June 30, 2021 (Restated Note 2)	20,672,831	$51,705,862	$71,511,660	$3,200,033	$(18,375,185)	$108,042,370
Receipts for Special Warrants (Note 8(c))	-	-	33,389,596	-	-	33,389,596
Special Warrants converted to Common Shares (Note 8(c))	20,980,250	104,502,276	(104,502,276)	-	-	-
Share issuance costs	-	-	(398,980)	-	-	(398,980)
Shares issued for other strategic assets (Note 6)	4,539,180	31,547,647	-	-	-	31,547,647
Shares issued on exercise of warrants (Note 8(b))	350,032	3,227,480	-	-	-	3,227,480
Shares issued on exercise of stock options (Note 8(b))	20,000	104,832	-	(44,941)	-	59,891
Share based compensation (Note 10)	-	-	-	1,030,635	-	1,030,635
Reclassification of warrant liabilities	-	-	-	-	(24,791,075)	(24,791,075)
Net loss for the period	-	-	-	-	(90,600,516)	(90,600,516)

Balance, December 31, 2021	46,562,293	$191,088,097	$-	$4,185,727	$(133,766,776)	$61,507,048

All shares have been adjusted to reflect a share consolidation on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share.

The accompanying notes are an integral part of these interim consolidated financial statements.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

1. Nature of operations

Carbon Streaming Corporation (the “Company” or “Carbon Streaming”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia) and is a unique environmental, social and governance (ESG) principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing, and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

The Company’s common shares (“Common Shares”) are listed on the Neo Exchange Inc. (“NEO Exchange”) under the symbol “NETZ”, the warrants that expire in March 2026 (the “March 2026 Warrants”) are listed on the NEO Exchange under the symbol “NETZ.WT” and the warrants that expire in September 2026 (the “September 2026 Warrants”) are listed on the NEO Exchange under the symbol “NETZ.WT.B”. The Company’s Common Shares are also traded on the OTCQB Markets under the symbol “OFSTF” and listed on the Frankfurt Stock Exchange under the symbol “M2Q”.

The head office and principal address of the Company are located at 4 King Street West, Toronto, Ontario, Canada, M5H 1B6. The Company’s registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. All Common Shares, per Common Share amounts, special warrants, warrants, stock options and restricted share units in these condensed interim consolidated financial statements (the “Interim Financial Statements”) have been retroactively restated to reflect the share consolidation.

All financial information in this document is presented in United States dollars (“$” or “US$”) unless otherwise indicated.

These Interim Financial Statements of the Company for the three and six months ended December 31, 2021 were approved and authorized for issue by the Audit Committee of the Board of Directors on February 11, 2022.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

1. Nature of operations (continued)

Uncertainties due to COVID-19

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. The duration and full financial effect of the COVID-19 pandemic continues to be unknown at this time, as is the efficacy of any interventions. The ongoing COVID-19 pandemic could materially adversely affect our business, financial position and results of operations. In particular, travel restrictions have impacted, and continue to impact, the timing of validation and verification deadlines for certifying organizations, which could delay the timing of delivery of carbon credits to the Company. In addition, the COVID-19 pandemic has had and may continue to have impacts on our ability to source, evaluate, and visit investment opportunities, and on the development, management and operation of carbon credit projects by third parties.

In the current environment, the assumptions and judgments made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company’s valuation of its long-lived assets. Actual results may differ materially from these estimates.

2. Change in functional and presentation currency

Effective July 1, 2021, the Company determined that its functional currency had changed from Canadian dollar (“C$”) to the United States dollar. The Company made the determination considering the significance of the July 19, 2021 private placement to the Company’s operations, that the Company intends to raise capital in US$, and that carbon credit streaming agreements are primarily based in US$. Concurrent with the change in functional currency, the Company also changed its presentation currency from C$ to US$.

The Company operates in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company operates. The Company also reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

2. Change in functional and presentation currency (continued)

The change in functional currency from C$ to US$ is accounted for prospectively from July 1, 2021. Prior period comparable information has been restated to reflect the change in presentation currency. The Company elected to apply the exchange rate at June 30, 2021 of US$1 equal to C$1.2394 to translate all prior period comparable information to reflect the change in presentation currency as at June 30, 2021 and for the three and six months ended December 31, 2020. Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss.

3. Statement of compliance and basis of presentation

Statement of compliance

These Interim Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard 34 - Interim Financial Reporting issued by IAS Board and interpretations of the International Financial Reporting Interpretations Committee using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and includes the accounts of the Company and its subsidiary.

The same significant accounting policies and methods of computation were followed in the preparation of these Interim Financial Statements as were followed in the preparation and described in note 3 of the annual consolidated financial statements as at and for the year ended June 30, 2021, except for new accounting policies noted below. Accordingly, these Interim Financial Statements for the three and six months ended December 31, 2021 should be read together with the annual consolidated financial statements as at and for the year ended June 30, 2021.

Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these Interim Financial Statements are presented below.

Basis of presentation

These Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

3. Statement of compliance and basis of presentation (continued)

Carbon credit inventory

Carbon credit inventory is initially recorded at cost, on the date that significant risks and rewards of ownership of the carbon credit pass to the Company. Cost comprises all costs of purchase, including the purchase price, and other costs directly attributable to the purchase. Subsequent to initial recognition carbon credits classified as inventory are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Carbon credit streaming investments

Carbon credit streaming investments with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes the purchase price, and costs that are directly attributable to the acquisition and preparing the investment for its intended use. Amortization is recognized on a credits-received basis. The estimated credits to be received and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Investments are assessed for impairment whenever there is an indication that the investment may be impaired. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the investment are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Revenue recognition

The Company recognizes revenue from the sale of carbon credits. Revenue is recognized upon transfer of control of the carbon credits to customers in an amount that reflects the consideration the Company receives. The Company sells carbon credits to customers whereby the Company transfers the carbon credits directly to the customer or retires the carbon credits on the customer’s behalf. Revenue from the sale of carbon credits is recorded when the carbon credits have been retired or transferred and the Company’s performance obligation has been satisfied.

Significant accounting judgments and estimates

The preparation of these Interim Financial Statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

3. Statement of compliance and basis of presentation (continued)

The preparation of these Interim Financial Statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in these Interim Financial Statements include:

Accounting for carbon credit streaming investments

The Company from time to time will acquire carbon credit streaming investments. Each carbon credit streaming investment has its own unique terms and significant judgment is required to assess the appropriate accounting treatment.

Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact profit or loss.

Warrant liabilities

The fair value of the warrant liabilities is measured using quoted prices or the Black-Scholes pricing model. Assumptions and estimates are made in determining an appropriate risk-free interest rate, volatility, term, dividend yield, discount due to exercise restrictions, and the fair value of common stock. Any significant adjustments to the unobservable inputs would have a direct impact on the fair value of the warrant liabilities. See Note 7.

Accounting standards, amendments and interpretations issued

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on these Interim Financial Statements.

4. Carbon credit inventory

In September 2021, the Company acquired Rimba Raya Biodiversity Reserve project verified carbon units (“VCUs”), which are carbon credits that are issued by Verra, an international institution based in Washington D.C. that manages carbon credit standards, outside of its carbon credit streaming investments. The VCUs were acquired at a cost of $1,770,265. During the six months ended December 31, 2021, the Company sold VCUs with a cost of $125,000 for gross proceeds of $145,000. As at December 31, 2021, the Company held VCUs with a cost of $1,645,265 which are currently held for sale.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

5. Carbon credit streaming investments

As at and for the six months ended December 31, 2021:

	Cost			Accumulated Depletion			Carrying
	Opening	Additions	Ending	Opening	Depletion	Ending	Amount

Rimba Raya (i)	$-	$23,456,729	$23,456,729	$-	$-	$-	$23,456,729
MarVivo (ii)	-	2,107,244	2,107,244	-	-	-	2,107,244
Other (iii)(iv)	500,000	682,556	1,182,556	-	-	-	1,182,556

Total	$500,000	$26,246,529	$26,746,529	$-	$-	$-	$26,746,529

(i) On August 3, 2021, the Company announced that it entered into a carbon credit streaming agreement with Infinite-EARTH Limited (“InfiniteEARTH”), the developer of the REDD+ (Reducing Emissions from Deforestation and forest Degradation) Rimba Raya Biodiversity Reserve project in Borneo, Indonesia (the “Rimba Raya Stream”). Under the terms of the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits created by the project, expected to be over 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, the Company paid an upfront payment of $22.3 million. In addition, the Company will make ongoing delivery payments to InfiniteEARTH for each carbon credit that is sold under the Rimba Raya Stream.

Osisko Gold Royalties Ltd (“Osisko”) has provided notice to the Company that it intends to exercise its Stream Participation Right (as defined herein) in respect of the Rimba Raya Stream. See “Commitments” (note 13).

(ii) On May 17, 2021, the Company announced that it entered into a carbon credit streaming agreement with MarVivo Corporation (“MarVivo”) to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat (the “MarVivo Stream”). Under the terms of the MarVivo Stream, MarVivo will deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis, for a term of 30 years starting on the date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, the Company agreed to pay MarVivo an upfront payment of $6.0 million. As at December 31, 2021, the Company had paid $2 million of the upfront payment, with the balance to be paid in four installments upon specific milestones being met during project development. In addition, the Company will make ongoing delivery payments to MarVivo for each carbon credit that is sold under the MarVivo Stream.

Osisko has provided notice to the Company that it intends to exercise its Stream Participation Right in respect of the MarVivo Stream.

(iii) On June 3, 2021, the Company announced that it entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding of $0.5 million to BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the Democratic Republic of Congo. On December 30, 2021, the term sheet was amended and restated to increase the amount of the initial funding to $1.3 million. As at December 31, 2021, the Company has advanced $0.9 million to BCI, with the balance to be paid in tranches on or before May 1, 2022. The specific terms of definitive carbon credit streaming agreements will be determined once the initial feasibility study work for the carbon credit projects has been completed.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

5. Carbon credit streaming investments (continued)

(iv) On September 13, 2021, the Company announced that it had entered into a carbon credit streaming agreement with Ecosystem Regeneration Associates – ERA Brazil (“ERA”), to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, Brazil (the “Cerrado Biome Stream”). Under the terms of the Cerrado Biome Stream, ERA will deliver 100% of the carbon credits created by the project, less any pre-existing delivery obligations. To acquire the Cerrado Biome Stream, the Company agreed to pay ERA an upfront payment of $0.5 million. As at December 31, 2021, the Company had paid $260,275 of the upfront payment to ERA, with the balance to be paid in subsequent instalments upon specific project milestones being met. In addition, the Company will make ongoing delivery payments to ERA for each carbon credit that is sold under the Cerrado Biome Stream.

6. Other strategic assets

Included in other strategic assets, and in conjunction with the Rimba Raya Stream, the Company and the founders of InfiniteEARTH (“Founders”) also entered into a strategic alliance agreement (the “SAA”). Carbon Streaming issued 4,539,180 Common Shares (valued at $31,547,647) and paid $4.0 million to the Founders as consideration for entering into the SAA. Under the SAA, the Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon credit streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of blue carbon credit projects throughout the Americas. The SAA has been recorded as a long-term prepaid asset and is being amortized over 10 years, which is the natural term of the SAA.

7. Warrant liabilities

Under IFRS, warrants with an exercise price denominated in a foreign currency are considered financial derivative instruments and the prescribed accounting treatment is to classify these warrants as a current liability measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

As a result of the change in functional currency from C$ to US$, the following table summarizes the changes in the warrant liabilities for the Company’s C$ denominated warrants for the period ending December 31, 2021:

	Number of
	warrants	Amount

Balance, June 30, 2021	12,794,452	$-
Fair value recognized on change in functional currency	-	24,791,075
Warrants exercised	(334,532)	(1,952,085)
Revaluation of warrant liabilities	-	81,443,779

Balance, December 31, 2021	12,459,920	$104,282,769

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

7. Warrant liabilities (continued)

The March 2026 Warrants are C$ denominated and listed on the NEO Exchange. For these warrants the fair value has been determined by reference to the quoted closing price at the date of the statement of financial position. The fair value of the Company’s unlisted warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at	As at
	December 31,	July 1, 2021
	2021	(transition date)

Spot price (in C$)	$16.56	$6.20
Risk-free interest rate	1.18%	0.44%
Expected annual volatility	40%	40%
Expected life (years)	4.12	4.62
Dividend	nil	nil

The following table reflects the Company’s C$ denominated warrants outstanding and exercisable as at December 31, 2021:

	Warrants
	outstanding and	Exercise	Fair value
Expiry date	exercisable	price (C$)	methodology

April 22, 2025	312,000	0.625	Black-Scholes pricing model
December 16, 2025	128,000	0.625	Black-Scholes pricing model
December 22, 2025	650,000	0.625	Black-Scholes pricing model
January 27, 2026	2,740,000	3.75	Black-Scholes pricing model
March 2, 2026	8,629,920	7.50	Quoted price

	12,459,920	6.07

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

8. Share capital

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. All Common Shares, per Common Share amounts, special warrants, warrants, stock options and restricted share units in these Interim Financial Statements have been retroactively restated to reflect the share consolidation.

a) Authorized share capital

The Company has an unlimited number of voting Common Shares without par value and unlimited number of preferred shares without par value.

b) Issued share capital

As at December 31, 2021, there were 46,562,293 issued and fully paid Common Shares (June 30, 2021 – 20,672,831).

During the six months ended December 31, 2021, the Company:

●	issued 350,032 Common Shares for the exercise of warrants for gross proceeds of $1,275,395 and having an estimated fair value of $1,952,085, which were transferred to share capital. The weighted average market price at the date of exercise was C$14.22; and

●	issued 20,000 Common Shares for the exercise of options for gross proceeds of $59,891 and having an estimated fair value of $44,941, which were transferred to share capital. The weighted average market price at the date of exercise was C$15.19.

During the six months ended December 31, 2020, the Company:

●	in two tranches, issued 970,000 units for gross proceeds of $195,659. Each unit is comprised of one Common Share and one share purchase warrant, with 280,000 warrants exercisable at C$0.625 until December 16, 2025 and 690,000 warrants exercisable at C$0.625 until December 22, 2025.

c) Special Warrants

On November 20, 2021 the Company’s special warrants (“Special Warrants”) automatically converted into one Common Share and one full Common Share purchase warrant which expire on September 19, 2026 at an exercise price of $7.50 per warrant (the “September 2026 Warrants”). The Special Warrants had been issued on July 19, 2021, at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $104.9 million. With the conversion, a total of 20,980,250 Common Shares and 20,980,250 September 2026 Warrants were issued to Special Warrant holders.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

9. Warrants

The following table reflects the continuity of all the Company’s warrants for the periods ended December 31, 2021 and 2020:

	Number of	Weighted average
	warrants	Exercise price

Balance, June 30, 2020	2,856,000	C$	0.625
Granted (Note 8(b))	970,000	C$	0.625

Balance, December 31, 2020	3,826,000

Balance, June 30, 2021	12,794,452	C$	1.21
Issued (Note 8(c))	20,980,250	US$	7.50
Exercised	(15,500)	US$	7.50
Exercised	(334,532)	C$	4.38

Balance, December 31, 2021	33,424,670

The weighted average exercise price of the C$ and US$ denominated warrants was C$6.07 and US$7.50, respectively.

The following table reflects the Company’s US$ and C$ denominated warrants outstanding and exercisable as at December 31, 2021:

	Warrants
	outstanding and	Exercise
Expiry date	exercisable	price

April 22, 2025	312,000	C$	0.625
December 16, 2025	128,000	C$	0.625
December 22, 2025	650,000	C$	0.625
January 27, 2026	2,740,000	C$	3.75
March 2, 2026 (March 2026 Warrants)	8,629,920	C$	7.50
September 19, 2026 (September 2026 Warrants)	20,964,750	US$	7.50

	33,424,670

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

10. Stock options and restricted share units

(a) Stock options

The Company has a long term incentive plan (“LTIP”), which was last approved by shareholder on November 12, 2021 at the annual and special general meeting of shareholders. The Company has adopted the LTIP as a means to provide incentives to eligible directors, officers, employees and consultants. The LTIP will facilitate granting of stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), representing the right to receive one Common Share of the Company (and in the case of RSUs or PSUs, one Common Share of the Company, the cash equivalent of one Common Share of the Company, or a combination thereof) in accordance with the terms of the LTIP.

As per the terms of the LTIP, the maximum aggregate number of Common Shares reserved for issuance under the LTIP shall not exceed a combined total of 10% of the Company’s issued and outstanding Common Shares.

The following table reflects the continuity of stock options for the periods ended December 31, 2021 and 2020:

	Number	Weighted
	of stock	average exercise
	options	price (C$)

Balance, June 30, 2020 and December 31, 2020	-	-

Balance, June 30, 2021	640,000	3.85
Granted	856,000	13.75
Exercised	(20,000)	3.75

Balance, December 31, 2021	1,476,000	9.59

During the six months ended December 31, 2021, the Company granted 856,000 stock options to officers, directors, employees and advisors. The fair value of the stock options was estimated to be $3,530,198 using the Black-Scholes option pricing model and the following weighted average assumptions: exercise price of C$13.75, share price of C$14.47, risk free interest rate of 1.32%, an expected life of 5 years and an expected volatility of 37%.

The following table reflects the Company’s stock options outstanding and exercisable as at December 31, 2021:

			Weighted average
		Weighted average	remaining
Options	Options	exercise	contractual
outstanding	exercisable	price (C$)	life (years)	Expiry date
570,000	570,000	3.75	4.25	March 31, 2026
50,000	50,000	5.00	4.44	June 7, 2026
10,000	10,000	11.05	4.75	October 1, 2026
100,000	100,000	11.15	4.76	October 4, 2026
746,000	-	14.13	4.92	December 1, 2026

1,476,000	730,000	9.59	4.63

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

10. Stock options and restricted share units (continued)

(b) Restricted share units

The following table reflects the continuity of RSUs for the periods ended December 31, 2021 and 2020:

Number of RSUs

Balance, June 30, 2020 and December 31, 2020	-

Balance, June 30, 2021	500,000
Granted	482,500

Balance, December 31, 2021	982,500

During the six months ended December 31, 2021, the Company granted 482,500 RSUs to officers, directors, employees and advisors. These RSUs vest 1/3 on each of December 1, 2022, 2023 and 2024. The grant date fair value of the RSUs was $5,290,003.

For the three and six months ended December 31, 2021, the Company recorded share based compensation expense for these RSU’s of $359,049 and $595,491, respectively (three and six months ended December 31, 2020: $nil).

11. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2021	2020	2021	2020

Salaries and fees (1)(2)	$2,624,251	$112,984	$3,032,408	$112,984
Consulting fees(1)	15,000	22,188	32,000	24,205
Share based compensation	628,077	-	800,861	-

	$3,267,328	$135,172	$3,865,269	$137,189

(1)	Salaries and fees paid to the officers and directors for their services.

(2)	Included in accounts payable and accrued liabilities are fees owing to officers and directors of $10,247 as at December 31, 2021 (June 30, 2021: $36,514).

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

12. Financial instrument fair value and risks factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities and warrant liabilities. The carrying value of accounts payable and accrued liabilities approximates their fair value due to their short-term nature. Cash is measured at fair value based on Level 1 of the fair value hierarchy. Certain C$ denominated warrant liabilities with a quoted trading price are valued based on Level 1 of the fair value hierarchy, the remainder are measured based on Level 3 of the fair value hierarchy.

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is held in credit worthy financial institutions. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value of financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in Canadian dollars while its functional and presentation currency is the United States dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s held cash of $24,958,824 in Canadian dollars and accounts payable of $2,126,924 in Canadian dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, as at December 31, 2021, a 5% weakening or strengthening of the US dollar against the Canadian dollar would result in a change of approximately $1,096,000 to profit and loss.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2021 and 2020

(Expressed in United States Dollars, unless otherwise noted)(Unaudited)

12. Financial instrument fair value and risks factors (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

13. Commitments

In connection with the acquisition of carbon credit streaming investments, the Company pays an upfront deposit to the project developer for the stream or investment. In certain instances, the payment of the upfront deposit is paid in installments, subject to certain milestones and conditions being met. While the timing of such payments is event driven, the Company has made assumptions on the timing of such payments, based on the information currently available. As at December 31, 2021 such conditions had not been met.

Under its carbon credit streaming investments, the Company is required to pay an ongoing delivery payment to the project developer for each credit that is delivered to Carbon Streaming and sold under the carbon stream. The timing and amount of such payments is dependent on the timing of delivery of carbon credits, the net realized price obtained on the sale of the carbon credits and the terms of the applicable carbon credit stream agreement.

From time to time, the Company may enter into sales contracts with customers for the sale of carbon credits. Under these agreements, payment and delivery of the credits will occur at a future date, once credits are delivered to the Company.

Osisko and the Company are currently parties to an investor rights agreement dated February 18, 2021 which governs various aspects of the relationship between Osisko and the Company. Under this agreement, Osisko has the exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”). As at December 31, 2021, Osisko has provided notice to the Company that it has elected in principle to participate in the MarVivo Stream, the Rimba Raya Stream and the SAA (see Note 5).

14. Subsequent event

On January 11, 2022, the Company granted 10,000 stock options to a director of the Company. These stock options are exercisable at an exercise price of C$15.43 with an expiry date of January 10, 2027. In addition, the Company granted 10,000 RSUs to the aforementioned director. The stock options and RSUs vest 1/3 on each of December 1, 2022, 2023 and 2024.

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